RESTATED ARTICLES OF INCORPORATION

     (Incorporating Amendments filed with the Secretary of State of the Commonwealth of Pennsylvania on February 27, 1992 and June 23, 1995.)

     1st. The name of the corporation is Mestek, Inc. (the "Corporation").

     2nd. The purpose for which the Corporation is incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania, Act of May 5, 1933 (P.L. 364, No. 106), as amended, is to engage in, and to do, any lawful act concerning any and all lawful business for which corporations may be incorporated under said Business Corporation Law.

     3rd. The location and post office address of the registered office of the Corporation in the Commonwealth of Pennsylvania is c/o The Prentice-Hall Corporation System, Inc., 319 Market Street, Harrisburg, Pennsylvania, 17101.

     4th. The term for which the Corporation is to exist is perpetual.

     5th. The authorized Capital Stock of the Corporation is 20,000,000 shares of common stock without par value (the "Common Stock") and 10,000,000 shares of preferred stock without par value (the "Preferred Stock").

     A description of each class of Capital Stock which the Corporation shall have the authority to issue and a statement of the designations, powers, preferences, qualifications, limitations, restrictions and special or relative rights in respect of each class or series of any class are as follows:

     I.   THE PREFERRED STOCK

     The shares of Preferred Stock may be issued from time to time in one or more series or classes. The Board of Directors of the Corporation is hereby authorized to fix the designations and powers, preferences and relative, participating, optional, special or other rights, if any, and qualifications, limitations or other restrictions thereof, including, without limitation, dividend rights and preferences over dividends on Common Stock or any series or classes of Preferred Stock, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights, rights and terms of redemption, if any, (including sinking fund provisions, if any) redemption price and liquidation preferences of any wholly unissued series or class of Preferred Stock and the number of shares constituting any such series or class and the designation thereof, or any of them; and to increase or decrease the number of shares of any series or class subsequent to the issue of shares of that series or class, but not below the number of shares of such series or class then outstanding.

     II.  THE COMMON STOCK

     Except for and subject to those rights expressly granted to the holders of any series or class of the Preferred Stock pursuant to Section I of this
     Article 5th and except as may be provided by applicable law, the holders of Common Stock shall have exclusively all other rights of shareholders.

     6th. Section 910 of the Business Corporation Law of the Commonwealth of Pennsylvania, Act of May 5, 1933 (P.L. 364, No. 106), shall not be applicable to the Corporation.

     7th. The number of directors of the Corporation shall be such number, not less than three or more than fourteen as shall be provided from time to time in the by-laws, provided that no amendment to the by-laws decreasing the number of directors shall have the effect of shortening the term of any incumbent director.